EXHIBIT 99.3

China Liberal Education Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2020

BEIJING, CHINA, December 22, 2020 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), an educational services provider in China, today announced its financial results for the first six months of fiscal year 2020 ended June 30, 2020.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We are pleased with our results for the first half of 2020 as our revenue increased by 20.8% compared to the same period of last year, which positions us well to meet or exceed our projections for fiscal 2020. Our focus has always been long-term growth as we execute on our business strategy, which calls for increasing market share, diversifying offerings and expanding sales network. Through leveraging our keen and accurate understanding of the market and customer demand, we independently developed and successfully launched AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions for various application scenarios with strict reliability requirements. Also, we are proactively seeking new opportunities as we cooperate with Wuhan Wangjie Hengtong Information Technology Co., Ltd. to provide technical support services for State Grid Corporation of China, a Chinese state-owned electric utility corporation. These approaches had been proven to be successful by the market, giving us confidence moving into the second half of 2020. We look forward to engaging our new products or services with more potential clients and accelerating our revenue growth so as to build long term shareholder value.”

First Six Months of Fiscal Year 2020 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenue	2.27	1.88	20.8%
Gross profit	0.79	0.86	-8.1%
Gross margin	34.7%	45.6%	-10.9%
(Loss)/Income from operations	(0.11)	0.19	NM
Operating (loss)/profit margin	-5.0%	10.1%	NM
Net (loss)/income	(0.08)	0.14	NM
Basic and diluted (loss)/earnings per share	(0.02)	0.03	NM

•	Revenue increased by 20.8% year-over-year to $2.27 million for the six months ended June 30, 2020 from $1.88 million for the same period last year.

•	Gross profit decreased by 8.1% to $0.79 million for the six months ended June 30, 2020 from $0.86 million for the same period last year.

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•	Gross margins were 34.7% and 45.6% for the six months ended June 30, 2020 and 2019, respectively.

•	Loss from operations was $0.11 million for the six months ended June 30, 2020, compared to income from operations of $0.19 million for the same period last year. Operating loss margin was 5.0% for the six months ended June 30, 2020, compared to operating profit margin of 10.1% for the same period last year.

•	Net loss was $0.08 million for the six months ended June 30, 2020, compared to $0.14 million for the same period last year.

•	Basic and diluted loss per share were $0.02 for the six months ended June 30, 2020, compared to basic and diluted earnings per share of $0.03 for the same period last year.

First Six Months of Fiscal Year 2020 Financial Results

Revenue

Revenue increased by 20.8% year-over-year to $2.27 million for the six months ended June 30, 2020 from $1.88 million for the same period last year, mainly driven by increased revenue from the Company’s Sino-foreign jointly managed academic programs when number of enrolled students increased, and increased revenue from technological consulting services for smart campus solutions when the Company completed the project associated with the experiment-based simulation center for Fuzhou Melbourne Polytechnic (“FMP”)’s hotel management major and some additional Smart Campus Solution projects for other Chinese universities/colleges.

	For the Six Months Ended June 30,
($ millions)	2020			2019
Revenue	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sino-foreign joint managed academic programs	1.27	0.26	79.2%	1.24	0.53	56.8%
Technological consulting services for smart campus solutions	0.93	1.21	-29.3%	0.63	0.48	23.4%
Overseas study consulting services	0.07	0.01	82.9%	-	-	-
Textbook and course material sales	-	-	-	0.01	0.01	42.7%
Total	2.27	1.48	34.7%	1.88	1.02	45.6%

Revenue from Sino-foreign jointly managed academic programs increased by $0.03 million, or 1.9%, to $1.27 million for the six months ended June 30, 2020, from $1.24 million for the same period last year. This increase can be primarily attributed to an increase in the number of students by 331 or 14.0%, from 2,337 students for the six months ended June 30, 2019 to 2,668 students for the six months ended June 30, 2020, and to the changes in average tuition fees we collected from Chinese host universities/colleges.

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Revenue from providing smart campus related technological consulting service increased by $0.30 million, or 49.1%, to $0.93 million for the six months ended June 30, 2020, from $0.63 million for the same period last year, primarily due to large size of smart campus project we completed during the six months ended June 30, 2020.

Revenue from overseas study consulting services was $0.07 million for the six months ended June 30, 2020, compared with nil for the same period last year. During the six months ended June 30, 2020, we signed a service contract with Beijing Foreign Studies University (“BFSU”) to assist 21 students for German language training, preparing their application materials for preparatory school in Germany, and assign qualified teachers to provide more detailed and customized tutoring to these students for their visa applications. Among the 21 enrolled students, 11 students have received offers from German colleges and successfully obtained the visas. Accordingly, we recognized $0.07 million in revenue when our performance obligations under the service contract were satisfied.

Revenue from textbooks and course materials sales was nil for the six months ended June 30, 2020, compared with $0.01 million for the same period last year. The outbreak of COVID-19 delayed our sales of textbooks and course materials to students because the host Chinese universities/colleges closed for winter break in December 2019 and remain closed until May and June 2020. During the temporary school closure period, the Company provided remote teaching services to students and, therefore, there was no textbooks and course materials sales during the six months ended June 30, 2020.

Cost of Revenues

Cost of revenue increased by $0.46 million, or 45.0%, to $1.48 million for the six months ended June 30, 2020, from $1.02 million for the same period last year, primarily due to the increased hardware and software costs of $0.45 million associated with the smart campus projects.

Gross Profit

Gross profit decreased by $0.07 million, or 8.1%, to $0.79 million for the six months ended June 30, 2020, from $0.86 million for the same period last year, while gross profit margin decreased by 10.9%, to 34.7% for the six months ended June 30, 2020 from 45.6% for the same period last year. The decrease in gross profit and gross margin was primarily due to higher costs incurred to undertake our smart campus related technological consulting service projects which require both hardware and software application. The outbreak of COVID-19 caused transportation disruption and resulted in our difficulty to hire workers to perform onsite hardware installation. As a result, we incurred higher hardware purchase costs and labor costs associated with undertaking these projects in order to meet the contracted deadlines. As our costs increased, our gross profit and gross margin decreased during the six months ended June 30, 2020.

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Operating Expenses

Selling expenses decreased by $0.03 million, or 16.4%, to $0.13 million for the six months ended June 30, 2020, from $0.16 million for the same period last year. This decrease in selling expenses was primarily attributable to the decrease in the brand advertising expenses and reduction of sales and marketing personnel during the outbreak of COVID-19.

General and administrative expenses increased by $0.26 million, or 50.8%, to $0.77 million for the six months ended June 30, 2020, from $0.51 million for the same period last year, primarily due to an increase in professional service fees of $0.22 million in connection with the preparation of our going public.

Interest Income

Interest income increased by $79,153 or 2,188.4%, to $82,770 for the six months ended June 30, 2020, from $3,617 for the same period last year. In connection with the Company’s technological consulting services for smart campus projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $79,907 which was recorded as interest income for the six months ended June 30, 2020. In addition, the Company also reported interest income of $2,863 from increased bank deposit balance during six months ended June 30, 2020. These factors led to increased interest income as compared to the same period of 2019.

Other Expense

Other expense was $907 for the six months ended June 30, 2020, compared to $2,179 for the same period last year, the decrease was due to decreased bank charges and driving penalties.

Provision for Income Taxes

Provision for income taxes was $48,675 for the six months ended June 30, 2020, decreased from $52,756 for the same period last year due to lower taxable income.

Net (Loss)/Income

Net loss was $0.08 million for the six months ended June 30, 2020, compared to net income of $0.14 million for the same period last year. Basic and diluted loss per share were $0.02 for the six months ended June 30, 2020, compared to basic and diluted earnings per share of $0.03 for the same period last year.

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Financial Condition

As of June 30, 2020, the Company had cash of $6.22 million, compared to $1.70 million as of December 31, 2019.

Net cash used in operating activities was $0.31 million for the six months ended June 30, 2020, compared to $0.10 million for the same period last year.

Net cash used in investing activities was $0.01 million for the six months ended June 30, 2020, compared to $0.47 million for the same period last year.

Net cash provided by financing activities was $4.88 million for the six months ended June 30, 2020, compared to $0.48 million for the same period last year.

Recent Developments

On December 15, 2020, the Company reported the sales results of its self-developed textbooks published by Fudan University Press (“FUP”). A total of 46,626 copies of textbooks were sold as of December 14, 2020 and some of these textbooks were distributed to the Chinese host universities, including Fuzhou Melbourne Polytechnic and Straits Institute of Mingjiang University, to be used in the joint education programs.

On December 10, 2020, the Company announced that it has successfully provided services under four agreements (the “Agreements”) with Wuhan Wangjie Hengtong Information Technology Co., Ltd. (“WWH”), one of the service providers of State Grid Corporation of China (“SGC”), a Chinese state-owned electric utility corporation, to provide technical support services for SGC.

On December 7, 2020, the Company announced that it had officially launched AI-Space (“AI-Space”), an all-in-one machine designed to provide highly integrated visualization solutions for various application scenarios with strict reliability requirements. These various scenarios may include, command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom, vehicle emergency, portable command, telemedicine, science and technology court, and smart home.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans worldwide, intending to control the spread of the virus. The Chinese government also ordered quarantines, travel restrictions, and temporary closure of stores and facilities. During the same period, companies were also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

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Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the services and revenue activities of the Company were temporarily reduced during the end of January and February 2020, which adversely impacted the Company’s services and revenue during that period. Although the services and revenue have resumed at the end of March 2020, the continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. The Company will continue to monitor and modify the operating strategies. Management does not expect a continued decline in revenue in long term based on the existing services and projects.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company's website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2020	2019
Assets
Current Assets
Cash	$6,223,083	$1,702,279
Accounts receivable, net	339,465	518,191
Contract receivable, net	2,726,953	1,639,213
Advance to suppliers	256,037	836,766
Deferred initial public offering costs	-	649,451
Prepaid expenses and other current assets	213,143	339,260
Total current assets	9,758,681	5,685,160

Property and equipment, net	50,017	77,782
Operating lease right-of-use assets, net	-	18,372
Contract receivable, net– non-current	1,764,806	1,071,826
Total non-current assets	1,814,823	1,167,980
Total Assets	$11,573,504	$6,853,140

Liabilities and STOCKHOLDERS’ Equity

CURRENT LIABILITIES
Account payable	$382,234	$51,071
Deferred revenue	165,299	562,056
Taxes payable	476,033	404,453
Due to a related party	556,311	461,633
Operating lease liabilities - current	-	10,326
Accrued expenses and other current liabilities	226,438	178,276
TOTAL CURRENT LIABILITIES	1,806,315	1,667,815

Operating lease liabilities – non-current	-	5,350
TOTAL LIABILITIES	1,806,315	1,673,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 6,333,333 and 5,000,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	6,333	5,000
Additional paid-in capital	9,358,487	4,579,116
Statutory reserve	407,534	379,952
Retained earnings	421,111	528,315
Accumulated other comprehensive loss	(426,276)	(312,408)
Total Equity	9,767,189	5,179,975

Total Liabilities and STOCKHOLDERS’ Equity	$11,573,504	$6,853,140

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2020	2019

REVENUE, NET	$2,270,788	$1,880,068
COST OF REVENUE	(1,482,515)	(1,022,655)
GROSS PROFIT	788,273	857,413

OPERATING EXPENSES
Selling expenses	(130,465)	(156,061)
General and administrative expenses	(770,618)	(511,024)
Total operating expenses	(901,083)	(667,085)

(LOSS) INCOME FROM OPERATIONS	(112,810)	190,328

OTHER INCOME
Interest income	82,770	3,617
Other expense, net	(907)	(2,179)
Total other income, net	81,863	1,438

(LOSS) INCOME BEFORE INCOME TAXES	(30,947)	191,766

INCOME TAX PROVISION	(48,675)	(52,756)

NET (LOSS) INCOME	(79,622)	139,010

COMPREHENSIVE (LOSS) INCOME
Total foreign currency translation adjustment	(113,868)	(18,085)
TOTAL COMPREHENSIVE (LOSS) INCOME	(193,490)	120,925

Weighted average number of shares, basic and diluted	5,366,300	5,000,000
Basic and diluted (loss) earnings per ordinary share	$(0.02)	$0.03

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

	Ordinary shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Stockholders’	Non-Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity	Interest	Equity
Balance at December 31, 2018	5,000,000	$5,000	$4,579,116	$294,158	$88,967	$(234,237)	$4,733,004	$518,575	$5,251,579

Acquisition of 8.8228% non-controlling interest	-	-	-	-	87,238	-	87,238	(540,907)	(453,669)
Appropriation to statutory reserve	-	-	-	28,612	(28,612)	-	-	-	-
Net income	-	-	-	-	139,010	-	139,010	-	139,010
Foreign currency translation gain (loss)	-	-	-	-	-	(18,085)	(18,085)	22,332	4,247
Balance at June 30, 2019	5,000,000	$5,000	$4,579,116	$322,770	$286,603	$(252,322)	$4,941,167	$-	$4,941,167

Balance at December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975	$-	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704	-	4,780,704
Appropriation to statutory reserve	-	-	-	27,582	(27,582)	-	-	-	-
Net loss	-	-	-	-	(79,622)	-	(79,622)	-	(79,622)
Foreign currency translation loss	-	-	-	-	-	(113,868)	(113,868)	-	(113,868)
Balance at June 30, 2020	6,333,333	$6,333	$9,358,487	$407,534	$421,111	$(426,276))	$9,767,189	$-	$9,767,189

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(79,622)	$139,010
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	12,234	20,320
Loss from disposal of property and equipment	27,381	-
Amortization of right-of-use assets	18,181	-
Changes in operating assets and liabilities:
Accounts receivable	172,176	(99,777)
Contract receivable	(1,834,390)	297,936
Advances to suppliers	571,128	(339,463)
Prepaid expenses and other current assets	745,854	(511,104)
Due from related party	-	73,685
Deferred initial public offering costs	-	(321,569)
Accounts payable	332,972	67,350
Deferred revenue	(390,331)	470,410
Taxes payable	77,397	90,591
Accrued expenses and other current liabilities	33,843	9,208
Net cash used in operating activities	(313,177)	(103,403)

Cash flows from investing activities
Purchase of property and equipment	(12,831)	(13,026)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	(453,669)
Net cash used in investing activities	(12,831)	(466,695)

Cash flows from financing activities
Proceeds from borrowing from a related party	94,804	481,431
Net proceeds from initial public offering	4,780,704	-
Net cash provided by financing activities	4,875,508	481,431

Effect of exchange rate changes on cash	(28,696)	3,988

Net increase (decrease) in cash	4,520,804	(84,679)

Cash, beginning of period	1,702,279	2,077,166
Cash, end of period	$6,223,083	$1,992,487

Supplemental disclosure information:
Income taxes paid	$20,321	$19,911
Interest paid	$-	$-

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